                                                                    EXHIBIT 11.1

                        DIAMOND OFFSHORE DRILLING, INC.
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       FOR THE YEAR ENDED                        FOR THE YEAR ENDED
                                        DECEMBER 31, 1997                         DECEMBER 31, 1996
                             ---------------------------------------   ---------------------------------------
                                             WEIGHTED                                  WEIGHTED
                                              AVERAGE                                   AVERAGE
                               INCOME        SHARES(1)     PER SHARE     INCOME        SHARES(1)     PER SHARE
                             (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT
                             -----------   -------------   ---------   -----------   -------------   ---------
BASIC EPS
  Net income...............   $278,605        138,560        $2.01      $146,388        124,462        $1.18
EFFECT OF DILUTIVE
  POTENTIAL SHARES(2)
  Convertible notes issued
    2/4/97(3)..............      6,583          8,929                         --             --
                              --------        -------        -----      --------        -------        -----
DILUTED EPS
  Net income + assumed
    conversions............   $285,188        147,489        $1.93      $146,388        124,462        $1.18
                              ========        =======        =====      ========        =======        =====

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(1)  The weighted average shares reflect the retroactive effect of the two-for-one stock split in the form of a stock dividend to stockholders of record on July 24, 1997.

(2) Because the Company does not maintain an ongoing plan to grant stock options, the options to purchase up to 1.0 million shares of common stock assumed in the merger with Arethusa (Off-Shore) Limited (the "Arethusa Options") have not been included as dilutive potential shares. The effect on the computation of per share earnings, had the Arethusa Options been included, was not material. At December 31, 1997 and 1996, there were Arethusa Options outstanding for the purchase of approximately 0.1 million and 0.2 million shares of common stock, respectively.

(3) On February 4, 1997, the Company issued $400.0 million of 3.75 percent convertible subordinated notes due February 15, 2007. The notes are convertible into approximately 9.8 million shares of the Company's common stock at any time prior to February 15, 2007 at a conversion price of $40.50 per share. The number of shares outstanding for the year ended December 31, 1997 was increased to include the weighted average number of shares issuable assuming full conversion of the notes on February 4, 1997 and net income was adjusted to eliminate the after-tax effect of interest expense on these notes.